Exhibit 23.02
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fisher Scientific International Inc.
     We consent to the use of our reports dated November 10, 2003, relating to the consolidated balance sheets of Apogent Technologies Inc. and subsidiaries as of September 30, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows and the related financial statement schedule for each of the years in the three-year period ended September 30, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the related prospectus.
     Our reports refer to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
     /s/ KPMG LLP
November 11, 2005
KPMG LLP
Boston, Massachusetts